FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 23, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 1

Income statement reconciliations

Appendix 1 Income statement reconciliations

	Year ended
	31 December 2011			31 December 2010
	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory
	£m	£m	£m	£m	£m	£m

Interest receivable	21,417	(7)	21,410	22,766	10	22,776
Interest payable	(8,728)	(3)	(8,731)	(8,566)	(1)	(8,567)

Net interest income	12,689	(10)	12,679	14,200	9	14,209

Fees and commissions receivable	6,384	-	6,384	8,194	(1)	8,193
Fees and commissions payable	(1,460)	-	(1,460)	(2,211)	-	(2,211)
Income from trading activities	3,381	(680)	2,701	6,138	(1,621)	4,517
Gain on redemption of own debt	-	255	255	-	553	553
Other operating income (excluding insurance premium income)	2,527	1,595	4,122	1,213	266	1,479
Insurance net premium income	4,256	-	4,256	5,128	-	5,128

Non-interest income	15,088	1,170	16,258	18,462	(803)	17,659

Total income	27,777	1,160	28,937	32,662	(794)	31,868

Staff costs	(8,163)	(515)	(8,678)	(8,956)	(715)	(9,671)
Premises and equipment	(2,278)	(173)	(2,451)	(2,276)	(126)	(2,402)
Other administrative expenses	(3,395)	(1,536)	(4,931)	(3,716)	(279)	(3,995)
Depreciation and amortisation	(1,642)	(233)	(1,875)	(1,762)	(388)	(2,150)
Write-down of goodwill and other intangible assets	-	(91)	(91)	-	(10)	(10)

Operating expenses	(15,478)	(2,548)	(18,026)	(16,710)	(1,518)	(18,228)

Profit before other operating charges	12,299	(1,388)	10,911	15,952	(2,312)	13,640
Insurance net claims	(2,968)	-	(2,968)	(4,783)	-	(4,783)

Operating profit before impairment losses	9,331	(1,388)	7,943	11,169	(2,312)	8,857
Impairment losses	(7,439)	(1,270)	(8,709)	(9,256)	-	(9,256)

Operating profit/(loss)	1,892	(2,658)	(766)	1,913	(2,312)	(399)

Appendix 1 Income statement reconciliations (continued)

	Year ended
	31 December 2011			31 December 2010
	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory
	£m	£m	£m	£m	£m	£m

Operating profit/(loss)	1,892	(2,658)	(766)	1,913	(2,312)	(399)
Fair value of own debt (1)	1,846	(1,846)	-	174	(174)	-
Asset Protection Scheme (2)	(906)	906	-	(1,550)	1,550	-
Payment Protection Insurance costs	(850)	850	-	-	-	-
Sovereign debt impairment	(1,099)	1,099	-	-	-	-
Amortisation of purchased intangible assets	(222)	222	-	(369)	369	-
Integration and restructuring costs	(1,064)	1,064	-	(1,032)	1,032	-
Gain on redemption of own debt	255	(255)	-	553	(553)	-
Strategic disposals	(104)	104	-	171	(171)	-
Bank levy	(300)	300	-	-	-	-
Bonus tax	(27)	27	-	(99)	99	-
Write-down of goodwill and other intangible assets	(11)	11	-	(10)	10	-
Interest rate hedge adjustments on impaired available-for-sale Greek government bonds	(169)	169	-	-	-	-
RFS Holdings minority interest	(7)	7	-	(150)	(150)	-

Loss before tax	(766)	-	(766)	(399)	-	(399)
Tax charge	(1,250)	-	(1,250)	(634)	-	(634)

Loss from continuing operations	(2,016)	-	(2,016)	(1,033)	-	(1,033)
Profit/(loss) from discontinued operations, net of tax	47	-	47	(633)	-	(633)

Loss for the year	(1,969)	-	(1,969)	(1,666)	-	(1,666)
Non-controlling interests	(28)	-	(28)	665	-	665
Preference share and other dividends	-	-	-	(124)	-	(124)

Loss attributable to ordinary and B shareholders	(1,997)	-	(1,997)	(1,125)	-	(1,125)

Notes:

(1)	Reallocation of £225 million (2010 - £75 million loss) to income from trading activities and £1,621 million (2010 - £249 million gain) to other operating income.
(2)	Reallocation to income from trading activities.

Appendix 1 Income statement reconciliations (continued)

	Quarter ended
	31 December 2011			30 September 2011			31 December 2010
	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest receivable	5,234	-	5,234	5,371	-	5,371	5,611	1	5,612
Interest payable	(2,158)	(2)	(2,160)	(2,293)	(1)	(2,294)	(2,033)	1	(2,032)

Net interest income	3,076	(2)	3,074	3,078	(1)	3,077	3,578	2	3,580

Fees and commissions receivable	1,590	-	1,590	1,452	-	1,452	2,053	(1)	2052
Fees and commissions payable	(573)	-	(573)	(304)	-	(304)	(449)	-	(449)
Income from trading activities	140	(378)	(238)	547	410	957	979	(615)	364
Gain on redemption of own debt	-	(1)	(1)	-	1	1	-	-	-
Other operating income (excluding insurance premium income)	405	(200)	205	549	1,835	2,384	26	977	1,003
Insurance net premium income	981	-	981	1,036	-	1,036	1,272	-	1,272

Non-interest income	2,543	(579)	1,964	3,280	2,246	5,526	3,881	361	4,242

Total income	5,619	(581)	5,038	6,358	2,245	8,603	7,459	363	7,822

Staff costs	(1,781)	(212)	(1,993)	(1,963)	(113)	(2,076)	(2,059)	(135)	(2,194)
Premises and equipment	(575)	(99)	(674)	(584)	(20)	(604)	(636)	(73)	(709)
Other administrative expenses	(838)	(458)	(1,296)	(858)	(104)	(962)	(938)	(110)	(1,048)
Depreciation and amortisation	(450)	(63)	(513)	(416)	(69)	(485)	(448)	(98)	(546)
Write down of goodwill and other intangible assets	-	(91)	(91)	-	-	-	-	(10)	(10)

Operating expenses	(3,644)	(923)	(4,567)	(3,821)	(306)	(4,127)	(4,081)	(426)	(4,507)

Profit before other operating charges	1,975	(1,504)	471	2,537	1,939	4,476	3,378	(63)	3,315
Insurance net claims	(529)	-	(529)	(734)	-	(734)	(1,182)	-	(1,182)

Operating profit/(loss) before impairment losses	1,446	(1,504)	(58)	1,803	1,939	3,742	2,196	(63)	2,133
Impairment losses	(1,692)	(226)	(1,918)	(1,536)	(202)	(1,738)	(2,141)	-	(2,141)

Operating (loss)/profit	(246)	(1,730)	(1,976)	267	1,737	2,004	55	(63)	(8)

Appendix 1 Income statement reconciliations (continued)

	Quarter ended
	31 December 2011			30 September 2011			31 December 2010
	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Operating(loss)/profit	(246)	(1,730)	(1,976)	267	1,737	2,004	55	(63)	(8)
Fair value of own debt (1)	(370)	370	-	2,357	(2,357)	-	582	(582)	-
Asset Protection Scheme (2)	(209)	209	-	(60)	60	-	(725)	725	-
Sovereign debt impairment	(224)	224	-	(142)	142	-	-	-	-
Amortisation of purchased intangible assets	(53)	53	-	(69)	69	-	(96)	96	-
Integration and restructuring costs	(478)	478	-	(233)	233	-	(299)	299	-
Gain on redemption of own debt	(1)	1	-	1	(1)	-	-	-	-
Strategic disposals	(82)	82	-	(49)	49	-	502	(502)	-
Bank levy	(300)	300	-	-	-	-	-	-	-
Bonus tax	-	-	-	(5)	5	-	(15)	15	-
Write-down of goodwill and other intangible assets	(11)	11	-	-	-	-	(10)	10	-
Interest rate hedge adjustments on impaired available-for-sale Greek government bonds	-	-	-	(60)	60	-	-	-	-
RFS Holdings minority interest	(2)	2	-	(3)	3	-	(2)	2	-

(Loss)/profit before tax	(1,976)	-	(1,976)	2,004	-	2,004	(8)	-	(8)
Tax credit/(charge)	186	-	186	(791)	-	(791)	3	-	3

(Loss)/profit from continuing operations	(1,790)	-	(1,790)	1,213	-	1,213	(5)	-	(5)
Profit/(loss) from discontinued operations, net of tax	10	-	10	6	-	6	55	-	55

(Loss)/profit for the period	(1,780)	-	(1,780)	1,219	-	1,219	50	-	50
Non-controlling interests	(18)	-	(18)	7	-	7	(38)	-	(38)

(Loss)/profit attributable to ordinary and B shareholders	(1,798)	-	(1,798)	1,226	-	1,226	12	-	12

Notes:

(1)
Reallocation of £170 million loss (Q3 2011 - £470 million; Q4 2010 - £110 million) to income from trading activities and £200 million loss (Q3 2011 - £1,887 million; Q4 2010 - £472 million) to other operating income.

(2)	Reallocation to income from trading activities.

Appendix 2

Businesses outlined for disposal

Appendix 2 Businesses outlined for disposal

To comply with EC State Aid requirements the Group agreed to make a series of divestments by the end of 2013: the disposal of RBS Insurance, Global Merchant Services and its interest in RBS Sempra Commodities JV. The Group also agreed to dispose of its RBS England and Wales and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK ('UK branch-based businesses'). The disposals of Global Merchant Services and RBS Sempra Commodities JV businesses have now effectively been completed.

The sale of the Group's UK branch-based businesses to Santander UK plc continues to make good progress and is expected to substantially complete in the fourth quarter of 2012, subject to regulatory approvals and other conditions.

The disposal of RBS Insurance, the base case plan for which is by way of a public flotation, is targeted to commence in the second half of 2012, subject to market conditions. External advisors have been appointed to assist the Group with the disposal and the process of separation is proceeding on plan. In the meantime, the business continues to be managed and reported as a separate core division.

The table below shows total income and operating profit of RBS Insurance and the UK branch-based businesses.

	Total income		Operating profit/(loss) before impairments		Operating profit/(loss)
	2011	2010	2011	2010	2011	2010
	£m	£m	£m	£m	£m	£m

RBS Insurance (1)	4,286	5,302	407	(341)	407	(341)
UK branch-based businesses (2)	959	902	518	439	319	160

Total	5,245	6,204	925	98	726	(181)

The table below shows the estimated risk-weighted assets, total assets and capital of the businesses identified for disposal.

	RWAs		Total assets		Capital
	2011	2010	2011	2010	2011	2010
	£bn	£bn	£bn	£bn	£bn	£bn

RBS Insurance (1)	n/m	n/m	13.9	14.0	4.4	4.0
UK branch-based businesses (2)	11.1	13.2	19.3	19.9	1.0	1.2

Total	11.1	13.2	33.2	33.9	5.4	5.2

Notes:

(1)
Total income includes investment income of £302 million (2010 - £309 million). Total assets and estimated capital include approximately £0.9 billion of goodwill, of which £0.7 billion is attributed to RBS Insurance by RBS Group.

(2)	Estimated notional equity based on 9% of RWAs.

Appendix 2 Businesses outlined for disposal (continued)

Further information on the UK branch-based businesses by division is shown in the tables below:

	Division		Total
	UK Retail	UK Corporate	2011	2010
	£m	£m	£m	£m

Income statement
Net interest income	329	360	689	656
Non-interest income	108	162	270	246

Total income	437	522	959	902

Direct expenses
- staff	(74)	(84)	(158)	(176)
- other	(106)	(60)	(166)	(144)
Indirect expenses	(67)	(50)	(117)	(143)

	(247)	(194)	(441)	(463)

Operating profit before impairment losses	190	328	518	439
Impairment losses (1)	(92)	(107)	(199)	(279)

Operating profit	98	221	319	160

Analysis of income by product
Loans and advances	125	311	436	445
Deposits	101	144	245	261
Mortgages	134	-	134	120
Other	77	67	144	76

Total income	437	522	959	902

Net interest margin	4.92%	2.85%	3.57%	3.24%
Employee numbers (full time equivalents rounded to the nearest hundred)	2,800	1,600	4,400	4,400

Note:

(1)	For the year ended 31 December 2011, impairment losses benefited from £75 million of latent and other provision releases.

	Division			Total
	UK Retail	UK Corporate	Global Banking & Markets	2011	2010
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Total third party assets (excluding mark-to- market derivatives)	7.2	11.7	-	18.9	19.9
Loans and advances to customers (gross)	7.3	12.2	-	19.5	20.7
Customer deposits	8.8	13.0	-	21.8	24.0
Derivative assets	-	-	0.4	0.4	n/a
Derivative liabilities	-	-	0.1	0.1	n/a
Risk elements in lending	0.5	1.0	-	1.5	1.7
Loan:deposit ratio	79%	90%	-	86%	83%
Risk-weighted assets	3.6	7.5	-	11.1	13.2

Appendix 2 Businesses outlined for disposal (continued)

The following information has been prepared to present RBS Insurance Group on a stand alone basis. The income statement includes the results of Direct Line Versicherung AG (DLVAG) (which is owned by National Westminster Bank plc), however the balance sheet excludes the balance sheet of DLVAG. The total assets and net assets of DLVAG are included in note 1 below.

RBS Insurance	Year ended
	31 December 2011			31 December 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
Income Statement	£m	£m	£m	£m	£m	£m	£m	£m	£m

Earned premiums	4,221	304	4,525	4,459	733	5,192	4,519	810	5,329
Reinsurers' share	(252)	(18)	(270)	(148)	(31)	(179)	(165)	(26)	(191)

Net premium income	3,969	286	4,255	4,311	702	5,013	4,354	784	5,138
Fees and commissions	(400)	(93)	(493)	(410)	89	(321)	(367)	(119)	(486)
Instalment income	138	7	145	159	35	194	171	35	206
Other income	100	(23)	77	179	(72)	107	151	(67)	84

Total income	3,807	177	3,984	4,239	754	4,993	4,309	633	4,942
Net claims	(2,772)	(195)	(2,967)	(3,932)	(737)	(4,669)	(3,606)	(588)	(4,194)

Underwriting profit/(loss)	1,035	(18)	1,017	307	17	324	703	45	748

Staff expenses	(288)	(2)	(290)	(287)	(2)	(289)	(304)	(9)	(313)
Other expenses	(333)	(16)	(349)	(325)	(47)	(372)	(368)	(60)	(428)

Total direct expenses	(621)	(18)	(639)	(612)	(49)	(661)	(672)	(69)	(741)
Indirect expenses	(225)	(46)	(271)	(267)	(46)	(313)	(270)	(58)	(328)

Total expenses	(846)	(64)	(910)	(879)	(95)	(974)	(942)	(127)	(1,069)

Technical result	189	(82)	107	(572)	(78)	(650)	(239)	(82)	(321)
Investment impairments	-	(2)	(2)	-	-	-	(8)	-	(8)
Investment income	265	37	02	277	32	309	305	40	345

Operating profit/(loss)	454	(47)	407	(295)	(46)	(341)	58	(42)	16

Appendix 2 Businesses outlined for disposal (continued)

RBS insurance (continued)	31 December 2011			31 December 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
Balance Sheet (1)	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Property, plant and equipment	60	-	60	53	-	53	67	-	67
Investment properties	70	-	70	84	-	84	78	-	78
Intangible assets	362	-	362	280	-	280	282	-	282
Financial investments	6,912	861	7,773	6,706	939	7,645	6,263	869	7,132
Loans and receivables including reinsurance receivables (2)	2,206	159	2,365	1,792	267	2,059	2,324	388	2,712
Other assets, prepayments and accrued income	731	20	751	808	170	978	820	60	880
Reinsurers share of insurance liabilities	298	101	399	241	117	358	258	77	335
Cash and cash equivalents	1,304	57	1,361	1,626	196	1,822	1,123	144	1,267

Total assets	11,943	1,198	13,141	11,590	1,689	13,279	11,215	1,538	12,753

Liabilities
Insurance liabilities (3)	7,101	881	7,982	7,460	1,362	8,822	6,956	1,177	8,133
Borrowings	305	11	316	309	2	311	290	-	290
Other liabilities, accruals and deferred income	916	15	931	560	67	627	592	112	704

Total liabilities	8,322	907	9,229	8,329	1,431	9,760	7,838	1,289	9,127

Equity (4)	3,621	291	3,912	3,261	258	3,519	3,377	249	3,626

Total liabilities and equity	11,943	1,198	13,141	11,590	1,689	13,279	11,215	1,538	12,753

Notes:

(1)	Total assets of DLVAG at 31 December 2011 were £320 million (2010 - £322 million; 2009 - £337 million) and total equity was £103 million (2010 - £103 million; 2009 - £108 million).
(2)	Total reinsurance receivables at 31 December 2011 were £41 million (2010 - £41 million; 2009 - £42 million).
(3)	Insurance liabilities include unearned premium reserves.
(4)
Non-Core equity includes £259 million at 31 December 2011 which was a non-controlling interest (2010 - £259 million; 2009 - £259 million). Equity excludes goodwill of £0.7 billion which is attributed to RBS Insurance division by RBS Group.

Appendix 3

Additional risk management
disclosures

Appendix 3 Additional risk management disclosures

Loans and advances to customers by sector and geography
The following tables analyse loans and advances to customers (excluding reverse repos and assets of disposal groups) by sector and geography (by location of office). Refer to Risk management: Credit risk for the Group summary. All assets, including loans, of businesses held for disposal are included as one line on the balance sheet, as required by IFRS.

	31 December 2011			30 September 2011			31 December 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK
Central and local government	8,012	25	8,037	7,680	83	7,763	5,728	173	5,901
Finance	30,874	2,361	33,235	29,754	3,795	33,549	27,995	6,023	34,018
Residential mortgages	99,303	1,423	100,726	104,040	1,497	105,537	99,928	1,665	101,593
Personal lending	20,080	127	20,207	21,930	295	22,225	23,035	585	23,620
Property	31,141	24,610	55,751	36,106	25,953	62,059	34,970	30,492	65,462
Construction	5,291	1,882	7,173	6,203	2,245	8,448	7,041	2,310	9,351
Manufacturing	9,641	835	10,476	11,123	867	11,990	12,300	1,510	13,810
Service industries and business activities
- retail, wholesale and repairs	11,071	1,441	12,512	12,325	1,553	13,878	12,554	1,853	14,407
- transport and storage	8,589	3,439	12,028	8,835	3,664	12,499	8,105	5,015	13,120
- health, education and recreation	8,734	757	9,491	11,894	742	12,636	13,502	1,039	14,541
- hotels and restaurants	5,599	569	6,168	6,264	684	6,948	6,558	808	7,366
- utilities	2,462	922	3,384	3,788	715	4,503	3,101	1,035	4,136
- other	13,963	1,644	15,607	13,952	2,154	16,106	14,445	1,991	16,436
Agriculture, forestry and fishing	2,660	76	2,736	2,963	73	3,036	2,872	67	2,939
Finance leases and instalment credit	5,618	5,598	11,216	5,524	6,925	12,449	5,589	7,785	13,374
Interest accruals	375	-	375	352	1	353	415	98	513

	263,413	45,709	309,122	282,733	51,246	333,979	278,138	62,449	340,587

Europe
Central and local government	116	715	831	209	805	1,014	365	1,017	1,382
Finance	2,534	474	3,008	2,654	644	3,298	2,642	1,019	3,661
Residential mortgages	18,393	553	18,946	19,109	590	19,699	19,473	621	20,094
Personal lending	1,972	492	2,464	2,126	526	2,652	2,270	600	2,870
Property	4,846	11,538	16,384	5,359	12,255	17,614	5,139	12,636	17,775
Construction	1,019	735	1,754	1,279	754	2,033	1,014	873	1,887
Manufacturing	4,383	3,732	8,115	4,807	3,872	8,679	5,853	4,181	10,034
Service industries and business activities
- retail, wholesale and repairs	3,992	772	4,764	3,559	721	4,280	4,126	999	5,125
- transport and storage	5,667	862	6,529	5,281	1,093	6,374	5,625	1,369	6,994
- health, education and recreation	1,235	349	1,584	1,334	339	1,673	1,442	496	1,938
- hotels and restaurants	892	535	1,427	1,029	560	1,589	1,055	535	1,590
- utilities	1,569	530	2,099	1,852	598	2,450	1,412	623	2,035
- other	2,966	1,555	4,521	3,554	1,634	5,188	3,877	2,050	5,927
Agriculture, forestry and fishing	699	53	752	760	62	822	849	68	917
Finance leases and instalment credit	260	435	695	259	515	774	370	744	1,114
Interest accruals	101	71	172	105	98	203	143	101	244

	50,644	23,401	74,045	53,276	25,066	78,342	55,655	27,932	83,587

Appendix 3 Additional risk management disclosures (continued)

Loans and advances to customers by sector and geography (continued)

	31 December 2011			30 September 2011			31 December 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

US
Central and local government	177	14	191	164	15	179	263	53	316
Finance	8,993	341	9,334	10,035	368	10,403	9,522	587	10,109
Residential mortgages	20,311	2,926	23,237	20,285	3,040	23,325	20,548	3,653	24,201
Personal lending	7,505	936	8,441	6,543	1,986	8,529	6,816	2,704	9,520
Property	2,413	1,370	3,783	2,338	1,549	3,887	1,611	3,318	4,929
Construction	412	45	457	443	54	497	442	78	520
Manufacturing	6,782	42	6,824	6,545	54	6,599	5,459	143	5,602
Service industries and business activities
- retail, wholesale and repairs	4,975	98	5,073	4,851	109	4,960	4,264	237	4,501
- transport and storage	1,832	937	2,769	1,699	985	2,684	1,786	1,408	3,194
- health, education and recreation	2,946	88	3,034	2,572	94	2,666	2,380	313	2,693
- hotels and restaurants	627	57	684	532	62	594	486	136	622
- utilities	1,033	28	1,061	952	27	979	1,117	53	1,170
- other	4,927	394	5,321	4,447	423	4,870	4,042	577	4,619
Agriculture, forestry and fishing	27	-	27	24	-	24	31	-	31
Finance leases and instalment credit	2,471	-	2,471	2,531	-	2,531	2,315	-	2,315
Interest accruals	181	45	226	172	53	225	183	73	256

	65,612	7,321	72,933	64,133	8,819	72,952	61,265	13,333	74,598

RoW
Central and local government	54	629	683	44	604	648	425	428	853
Finance	4,051	53	4,104	5,651	77	5,728	6,751	22	6,773
Residential mortgages	502	200	702	507	192	699	410	203	613
Personal lending	1,510	1	1,511	1,553	3	1,556	1,460	2	1,462
Property	304	546	850	269	871	1,140	735	1,205	1,940
Construction	59	10	69	67	9	76	183	91	274
Manufacturing	2,395	322	2,717	2,341	440	2,781	2,185	686	2,871
Service industries and business activities
- retail, wholesale and repairs	1,276	28	1,304	1,472	44	1,516	1,030	102	1,132
- transport and storage	366	239	605	421	267	688	430	403	833
- health, education and recreation	358	225	583	424	340	764	132	17	149
- hotels and restaurants	25	-	25	16	52	68	90	13	103
- utilities	1,479	369	1,848	1,620	385	2,005	1,468	399	1,867
- other	2,372	179	2,551	2,791	268	3,059	2,100	912	3,012
Agriculture, forestry and fishing	85	-	85	20	-	20	6	-	6
Finance leases and instalment credit	91	26	117	90	27	117	47	-	47
Interest accruals	18	-	18	32	-	32	90	6	96

	14,945	2,827	17,772	17,318	3,579	20,897	17,542	4,489	22,031

Appendix 3 Additional risk management disclosures (continued)

Loans, REIL and impairments by sector and geography
The following tables analyse loans and advances to banks and customers (excluding reverse repos and assets of disposal groups) and related REIL, provisions, impairments and write-offs by sector and geography (by location of office) for the Group, Core and Non-Core. Loans, REIL and provisions exclude amounts relating to businesses held for disposal, consistent with the balance sheet presentation required by IFRS.

31 December 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	FY Impairment charge £m	FY Amounts written-off £m
Group
Central and local government	9,742	-	-	-	-	-	-	-
Finance - banks	43,993	137	123	0.3	90	0.3	-	-
- other	49,681	1,049	719	2.1	69	1.4	89	87
Residential mortgages	143,611	5,084	1,362	3.5	27	0.9	1,076	516
Personal lending	32,623	2,737	2,172	8.4	79	6.7	782	1,286
Property	76,768	21,655	8,862	28.2	41	11.5	3,670	1,171
Construction	9,453	1,762	703	18.6	40	7.4	139	244
Manufacturing	28,132	881	504	3.1	57	1.8	227	215
Service industries and business activities
- retail, wholesale and repairs	23,653	1,007	516	4.3	51	2.2	180	172
- transport and storage	21,931	589	146	2.7	25	0.7	78	43
- health, education and recreation	14,692	1,077	458	7.3	43	3.1	304	98
- hotels and restaurants	8,304	1,437	643	17.3	45	7.7	334	131
- utilities	8,392	88	23	1.0	26	0.3	3	3
- other	28,000	2,403	1,095	8.6	46	3.9	799	373
Agriculture, forestry and fishing	3,600	145	63	4.0	43	1.8	(7)	18
Finance leases and instalment credit	14,499	794	508	5.5	64	3.5	112	170
Interest accruals	791	-	-	-	-	-	-	-
Latent	-	-	1,986	-	-	-	(545)	-

	517,865	40,845	19,883	7.9	49	3.8	7,241	4,527

of which:
UK
- residential mortgages	100,726	2,076	397	2.1	19	0.4	180	25
- personal lending	20,207	2,384	1,925	11.8	81	9.5	645	1,007
- property	55,751	7,880	2,859	14.1	36	5.1	1,413	490
- other	162,220	4,934	3,040	3.0	62	1.9	699	886
Europe
- residential mortgages	18,946	2,205	713	11.6	32	3.8	467	10
- personal lending	2,464	209	180	8.5	86	7.3	25	126
- property	16,384	13,073	5,751	79.8	44	35.1	2,296	508
- other	44,862	5,193	3,206	11.6	62	7.1	1,205	289
US
- residential mortgages	23,237	770	240	3.3	31	1.0	426	481
- personal lending	8,441	143	66	1.7	46	0.8	112	153
- property	3,783	329	92	8.7	28	2.4	(2)	138
- other	38,158	656	913	1.7	139	2.4	(166)	197
RoW
- residential mortgages	702	33	12	4.7	36	1.7	3	-
- personal lending	1,511	1	1	0.1	100	0.1	-	-
- property	850	373	160	43.9	43	18.8	(37)	35
- other	19,623	586	328	3.0	56	1.7	(25)	182

	517,865	40,845	19,883	7.9	49	3.8	7,241	4,527

Appendix 3 Additional risk management disclosures (continued)

Loans, REIL and impairments by sector and geography (continued)

30 September 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	YTD Impairment charge £m	YTD Amounts written-off £m

Group
Central and local government	9,604	76	-	0.8	-	-	-	-
Finance - banks	52,727	149	126	0.3	85	0.2	-	-
- other	52,978	979	670	1.8	68	1.3	4	62
Residential mortgages	149,260	5,313	1,420	3.6	27	1.0	949	392
Personal lending	34,962	3,256	2,622	9.3	81	7.5	535	806
Property	84,700	22,354	8,831	26.4	40	10.4	2,936	731
Construction	11,054	1,753	740	15.9	42	6.7	32	168
Manufacturing	30,049	1,106	489	3.7	44	1.6	105	158
Service industries and business activities
- retail, wholesale and repairs	24,634	1,094	555	4.4	51	2.3	135	93
- transport and storage	22,245	544	141	2.4	26	0.6	53	35
- health, education and recreation	17,739	1,197	401	6.7	34	2.3	176	72
- hotels and restaurants	9,199	1,574	701	17.1	45	7.6	266	54
- utilities	9,937	80	22	0.8	28	0.2	1	2
- other	29,223	2,239	1,162	7.7	52	4.0	690	311
Agriculture, forestry and fishing	3,902	151	59	3.9	39	1.5	(21)	11
Finance leases and instalment credit	15,871	861	517	5.4	60	3.3	81	125
Interest accruals	813	-	-	-	-	-	-	-
Latent	-	-	2,267	-	-	-	(355)	-

	558,897	42,726	20,723	7.6	49	3.7	5,587	3,020

of which:
UK
- residential mortgages	105,537	2,292	424	2.2	18	0.4	152	14
- personal lending	22,225	2,913	2,368	13.1	81	10.7	510	666
- property	62,059	8,373	2,799	13.5	33	4.5	1,063	421
- other	177,452	5,343	3,387	3.0	63	1.9	436	650
Europe
- residential mortgages	19,699	2,248	722	11.4	32	3.7	445	7
- personal lending	2,652	210	178	7.9	85	6.7	(68)	20
- property	17,614	13,165	5,753	74.7	44	32.7	1,809	189
- other	51,977	5,188	3,146	10.0	61	6.1	938	195
US
- residential mortgages	23,325	749	265	3.2	35	1.1	352	371
- personal lending	8,529	131	75	1.5	57	0.9	93	116
- property	3,887	377	119	9.7	32	3.1	(10)	87
- other	38,275	633	946	1.7	149	2.5	(175)	111
RoW
- residential mortgages	699	24	9	3.4	38	1.3	-	-
- personal lending	1,556	2	1	0.1	50	0.1	-	4
- property	1,140	439	160	38.5	36	14.0	74	34
- other	22,271	639	371	2.9	58	1.7	(32)	135

	558,897	42,726	20,723	7.6	49	3.7	5,587	3,020

Appendix 3 Additional risk management disclosures (continued)

Loans, REIL and impairments by sector and geography (continued)

31 December 2010	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	FY Impairment charge £m	FY Amounts written-off £m

Group
Central and local government	8,452	-	-	-	-	-	-	-
Finance - banks	58,036	145	127	0.2	88	0.2	(13)	12
- other	54,561	1,129	595	2.1	53	1.1	198	141
Residential mortgages	146,501	4,276	877	2.9	21	0.6	1,014	669
Personal lending	37,472	3,544	2,894	9.5	82	7.7	1,370	1,577
Property	90,106	19,584	6,736	21.7	34	7.5	4,682	1,009
Construction	12,032	2,464	875	20.5	36	7.3	530	146
Manufacturing	32,317	1,199	503	3.7	42	1.6	(92)	1,547
Service industries and business activities
- retail, wholesale and repairs	25,165	1,157	572	4.6	49	2.3	334	161
- transport and storage	24,141	248	118	1.0	48	0.5	87	39
- health, education and recreation	19,321	1,055	319	5.5	30	1.7	159	199
- hotels and restaurants	9,681	1,269	504	13.1	40	5.2	321	106
- utilities	9,208	91	23	1.0	25	0.2	14	7
- other	29,994	1,438	749	4.8	52	2.5	378	310
Agriculture, forestry and fishing	3,893	152	86	3.9	57	2.2	31	6
Finance leases and instalment credit	16,850	847	554	5.0	65	3.3	252	113
Interest accruals	1,109	-	-	-	-	-	-	-
Latent	-	-	2,650	-	-	-	(121)	-

	578,839	38,598	18,182	6.7	47	3.1	9,144	6,042

of which:
UK
- residential mortgages	101,593	2,062	314	2.0	15	0.3	169	17
- personal lending	23,620	3,083	2,518	13.1	82	10.7	1,046	1,153
- property	65,462	7,986	2,219	12.2	28	3.4	1,546	397
- other	191,934	5,652	3,580	2.9	63	1.9	1,197	704
Europe
- residential mortgages	20,094	1,551	301	7.7	19	1.5	221	6
- personal lending	2,870	401	316	14.0	79	11.0	66	24
- property	17,775	10,534	4,199	59.3	40	23.6	2,828	210
- other	53,380	3,950	2,454	7.4	62	4.6	763	1,423
US
- residential mortgages	24,201	640	253	2.6	40	1.0	615	645
- personal lending	9,520	55	55	0.6	100	0.6	160	271
- property	4,929	765	202	15.5	26	4.1	321	220
- other	36,780	870	1,133	2.4	130	3.1	(76)	524
RoW
- residential mortgages	613	23	9	3.8	39	1.5	9	1
- personal lending	1,462	5	5	0.3	100	0.3	98	129
- property	1,940	299	116	15.4	39	6.0	(13)	182
- other	22,666	722	508	3.2	70	2.2	194	136

	578,839	38,598	18,182	6.7	47	3.1	9,144	6,042

Appendix 3 Additional risk management disclosures (continued)

Loans, REIL and impairments by sector and geography (continued)

31 December 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	FY Impairment charge £m	FY Amounts written-off £m

Core
Central and local government	8,359	-	-	-	-	-	-	-
Finance - banks	43,374	136	122	0.3	90	0.3	-	-
- other	46,452	732	572	1.6	78	1.2	207	44
Residential mortgages	138,509	4,704	1,182	3.4	25	0.9	776	198
Personal lending	31,067	2,627	2,080	8.5	79	6.7	715	935
Property	38,704	3,686	1,001	9.5	27	2.6	470	167
Construction	6,781	660	228	9.7	35	3.4	178	143
Manufacturing	23,201	458	221	2.0	48	1.0	106	125
Service industries and business activities
- retail, wholesale and repairs	21,314	619	312	2.9	50	1.5	208	119
- transport and storage	16,454	325	52	2.0	16	0.3	47	29
- health, education and recreation	13,273	576	213	4.3	37	1.6	170	55
- hotels and restaurants	7,143	952	354	13.3	37	5.0	209	60
- utilities	6,543	22	1	0.3	5	-	-	-
- other	24,228	1,095	591	4.5	54	2.4	553	189
Agriculture, forestry and fishing	3,471	98	36	2.8	37	1.0	(15)	5
Finance leases and instalment credit	8,440	172	110	2.0	64	1.3	31	68
Interest accruals	675	-	-	-	-	-	-	-
Latent	-	-	1,339	-	-	-	(252)	-

	437,988	16,862	8,414	3.8	50	1.9	3,403	2,137

of which:
UK
- residential mortgages	99,303	2,024	386	2.0	19	0.4	174	24
- personal lending	20,080	2,347	1,895	11.7	81	9.4	657	828
- property	31,141	2,475	568	7.9	23	1.8	379	113
- other	142,464	2,636	1,536	1.9	58	1.1	525	537
Europe
- residential mortgages	18,393	2,121	664	11.5	31	3.6	437	10
- personal lending	1,972	143	125	7.3	87	6.3	(8)	22
- property	4,846	1,038	367	21.4	35	7.6	162	11
- other	33,794	2,552	1,891	7.6	74	5.6	928	182
US
- residential mortgages	20,311	526	120	2.6	23	0.6	162	164
- personal lending	7,505	136	59	1.8	43	0.8	66	85
- property	2,413	111	24	4.6	22	1.0	16	43
- other	36,054	443	584	1.2	132	1.6	26	101
RoW
- residential mortgages	502	33	12	6.6	36	2.4	3	-
- personal lending	1,510	1	1	0.1	100	0.1	-	-
- property	304	62	42	20.4	68	13.8	(87)	-
- other	17,396	214	140	1.2	65	0.8	(37)	17

	437,988	16,862	8,414	3.8	50	1.9	3,403	2,137

Appendix 3 Additional risk management disclosures (continued)

Loans, REIL and impairments by sector and geography (continued)

30 September 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	YTD Impairment charge £m	YTD Amounts written-off £m

Core
Central and local government	8,097	-	-	-	-	-	-	-
Finance - banks	52,018	138	125	0.3	91	0.2	-	-
- other	48,094	715	518	1.5	72	1.1	130	22
Residential mortgages	143,941	4,835	1,139	3.4	24	0.8	641	169
Personal lending	32,152	2,957	2,359	9.2	80	7.3	514	718
Property	44,072	4,314	1,035	9.8	24	2.3	293	122
Construction	7,992	741	259	9.3	35	3.2	136	122
Manufacturing	24,816	447	238	1.8	53	1.0	48	89
Service industries and business activities
- retail, wholesale and repairs	22,207	685	328	3.1	48	1.5	126	68
- transport and storage	16,236	277	49	1.7	18	0.3	29	23
- health, education and recreation	16,224	633	188	3.9	30	1.2	89	39
- hotels and restaurants	7,841	982	359	12.5	37	4.6	150	29
- utilities	8,212	18	1	0.2	6	-	(1)	-
- other	24,744	1,126	614	4.6	55	2.5	490	154
Agriculture, forestry and fishing	3,767	93	31	2.5	33	0.8	(22)	4
Finance leases and instalment credit	8,404	184	114	2.2	62	1.4	21	52
Interest accruals	661	-	-	-	-	-	-	-
Latent	-	-	1,516	-	-	-	(165)	-

	469,478	18,145	8,873	3.9	49	1.9	2,479	1,611

of which:
UK
- residential mortgages	104,040	2,236	413	2.1	18	0.4	146	13
- personal lending	21,930	2,716	2,185	12.4	80	10.0	498	658
- property	36,106	2,950	636	8.2	22	1.8	167	81
- other	153,683	2,968	1,811	1.9	61	1.2	379	421
Europe
- residential mortgages	19,109	2,074	588	10.9	28	3.1	331	3
- personal lending	2,126	143	124	6.7	87	5.8	(15)	14
- property	5,359	1,193	320	22.3	27	6.0	89	1
- other	40,020	2,566	1,783	6.4	69	4.5	714	126
US
- residential mortgages	20,285	502	129	2.5	26	0.6	164	153
- personal lending	6,543	96	49	1.5	51	0.7	31	42
- property	2,338	108	30	4.6	28	1.3	13	30
- other	36,016	329	583	0.9	177	1.6	(20)	52
RoW
- residential mortgages	507	23	9	4.5	39	1.8	-	-
- personal lending	1,553	2	1	0.1	50	0.1	-	4
- property	269	63	49	23.4	78	18.2	24	10
- other	19,594	176	163	0.9	93	0.8	(42)	3

	469,478	18,145	8,873	3.9	49	1.9	2,479	1,611

Appendix 3 Additional risk management disclosures (continued)

Loans, REIL and impairments by sector and geography (continued)

31 December 2010	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	FY Impairment charge £m	FY Amounts written-off £m

Core
Central and local government	6,781	-	-	-	-	-	-	-
Finance - banks	57,033	144	126	0.3	88	0.2	(5)	1
- other	46,910	567	402	1.2	71	0.9	191	53
Residential mortgages	140,359	3,999	693	2.8	17	0.5	578	243
Personal lending	33,581	3,131	2,545	9.3	81	7.6	1,157	1,271
Property	42,455	3,287	818	7.7	25	1.9	739	98
Construction	8,680	610	222	7.0	36	2.6	189	38
Manufacturing	25,797	555	266	2.2	48	1.0	119	124
Service industries and business activities
- retail, wholesale and repairs	21,974	611	259	2.8	42	1.2	199	103
- transport and storage	15,946	112	40	0.7	36	0.3	40	35
- health, education and recreation	17,456	507	134	2.9	26	0.8	145	64
- hotels and restaurants	8,189	741	236	9.0	32	2.9	165	49
- utilities	7,098	22	3	0.3	14	-	1	-
- other	24,464	583	276	2.4	47	1.1	137	98
Agriculture, forestry and fishing	3,758	94	57	2.5	61	1.5	24	5
Finance leases and instalment credit	8,321	244	140	2.9	57	1.7	63	42
Interest accruals	831	-	-	-	-	-	-	-
Latent	-	-	1,649	-	-	-	(5)	-

	469,633	15,207	7,866	3.2	52	1.7	3,737	2,224

of which:
UK
- residential mortgages	99,928	2,010	307	2.0	15	0.3	164	16
- personal lending	23,035	2,888	2,341	12.5	81	10.2	1,033	1,142
- property	34,970	2,454	500	7.0	20	1.4	394	43
- other	161,746	2,657	1,743	1.6	66	1.1	689	318
Europe
- residential mortgages	19,473	1,506	280	7.7	19	1.4	184	6
- personal lending	2,270	203	164	8.9	81	7.2	43	19
- property	5,139	631	240	12.3	38	4.7	241	1
- other	38,992	1,565	1,343	4.0	86	3.4	468	85
US
- residential mortgages	20,548	460	97	2.2	21	0.5	225	221
- personal lending	6,816	35	35	0.5	100	0.5	81	110
- property	1,611	144	43	8.9	30	2.7	84	54
- other	33,110	388	649	1.2	167	2.0	35	171
RoW
- residential mortgages	410	23	9	5.6	39	2.2	5	-
- personal lending	1,460	5	5	0.3	100	0.3	-	-
- property	735	58	35	7.9	60	4.8	20	-
- other	19,390	180	75	0.9	42	0.4	71	38

	469,633	15,207	7,866	3.2	52	1.7	3,737	2,224

Appendix 3 Additional risk management disclosures (continued)

Loans, REIL and impairments by sector and geography (continued)

31 December 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	FY Impairment charge £m	FY Amounts written-off £m

Non-Core
Central and local government	1,383	-	-	-	-	-	-	-
Finance - banks	619	1	1	0.2	100	0.2	-	-
- other	3,229	317	147	9.8	46	4.6	(118)	43
Residential mortgages	5,102	380	180	7.4	47	3.5	300	318
Personal lending	1,556	110	92	7.1	84	5.9	67	351
Property	38,064	17,969	7,861	47.2	44	20.7	3,200	1,004
Construction	2,672	1,102	475	41.2	43	17.8	(39)	101
Manufacturing	4,931	423	283	8.6	67	5.7	121	90
Service industries and business activities
- retail, wholesale and repairs	2,339	388	204	16.6	53	8.7	(28)	53
- transport and storage	5,477	264	94	4.8	36	1.7	31	14
- health, education and recreation	1,419	501	245	35.3	49	17.3	134	43
- hotels and restaurants	1,161	485	289	41.8	60	24.9	125	71
- utilities	1,849	66	22	3.6	33	1.2	3	3
- other	3,772	1,308	504	34.7	39	13.4	246	184
Agriculture, forestry and fishing	129	47	27	36.4	57	20.9	8	13
Finance leases and instalment credit	6,059	622	398	10.3	64	6.6	81	102
Interest accruals	116	-	-	-	-	-	-	-
Latent	-	-	647	-	-	-	(293)	-

	79,877	23,983	11,469	30.0	48	14.4	3,838	2,390

of which:
UK
- residential mortgages	1,423	52	11	3.7	21	0.8	6	1
- personal lending	127	37	30	29.1	81	23.6	(12)	179
- property	24,610	5,405	2,291	22.0	42	9.3	1,034	377
- other	19,756	2,298	1,504	11.6	65	7.6	174	349
Europe
- residential mortgages	553	84	49	15.2	58	8.9	30	-
- personal lending	492	66	55	13.4	83	11.2	33	104
- property	11,538	12,035	5,384	104.3	45	46.7	2,134	497
- other	11,068	2,641	1,315	23.9	50	11.9	277	107
US
- residential mortgages	2,926	244	120	8.3	49	4.1	264	317
- personal lending	936	7	7	0.7	100	0.7	46	68
- property	1,370	218	68	15.9	31	5.0	(18)	95
- other	2,104	213	329	10.1	154	15.6	(192)	96
RoW
- residential mortgages	200	-	-	-	-	-	-	-
- personal lending	1	-	-	-	-	-	-	-
- property	546	311	118	57.0	38	21.6	50	35
- other	2,227	372	188	16.7	51	8.4	12	165

	79,877	23,983	11,469	30.0	48	14.4	3,838	2,390

Appendix 3 Additional risk management disclosures (continued)

Loans, REIL and impairments by sector and geography (continued)

30 September 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	YTD Impairment charge £m	YTD Amounts written-off £m

Non-Core
Central and local government	1,507	76	-	5.0	-	-	-	-
Finance - banks	709	11	1	1.6	9	0.1	-	-
- other	4,884	264	152	5.4	58	3.1	(126)	40
Residential mortgages	5,319	478	281	9.0	59	5.3	308	223
Personal lending	2,810	299	263	10.6	88	9.4	21	88
Property	40,628	18,040	7,796	44.4	43	19.2	2,643	609
Construction	3,062	1,012	481	33.1	48	15.7	(104)	46
Manufacturing	5,233	659	251	12.6	38	4.8	57	69
Service industries and business activities
- retail, wholesale and repairs	2,427	409	227	16.9	56	9.4	9	25
- transport and storage	6,009	267	92	4.4	34	1.5	24	12
- health, education and recreation	1,515	564	213	37.2	38	14.1	87	33
- hotels and restaurants	1,358	592	342	43.6	58	25.2	116	25
- utilities	1,725	62	21	3.6	34	1.2	2	2
- other	4,479	1,113	548	24.8	49	12.2	200	157
Agriculture, forestry and fishing	135	58	28	43.0	48	20.7	1	7
Finance leases and instalment credit	7,467	677	403	9.1	60	5.4	60	73
Interest accruals	152	-	-	-	-	-	-	-
Latent	-	-	751	-	-	-	(190)	-

	89,419	24,581	11,850	27.5	48	13.3	3,108	1,409

of which:
UK
- residential mortgages	1,497	56	11	3.7	20	0.7	6	1
- personal lending	295	197	183	66.8	93	62.0	12	8
- property	25,953	5,423	2,163	20.9	40	8.3	896	340
- other	23,769	2,375	1,576	10.0	66	6.6	57	229
Europe
- residential mortgages	590	174	134	29.5	77	22.7	114	4
- personal lending	526	67	54	12.7	81	10.3	(53)	6
- property	12,255	11,972	5,433	97.7	45	44.3	1,720	188
- other	11,957	2,622	1,363	21.9	52	11.4	224	69
US
- residential mortgages	3,040	247	136	8.1	55	4.5	188	218
- personal lending	1,986	35	26	1.8	74	1.3	62	74
- property	1,549	269	89	17.4	33	5.7	(23)	57
- other	2,259	304	363	13.5	119	16.1	(155)	59
RoW
- residential mortgages	192	1	-	0.5	-	-	-	-
- personal lending	3	-	-	-	-	-	-	-
- property	871	376	111	43.2	30	12.7	50	24
- other	2,677	463	208	17.3	45	7.8	10	132

	89,419	24,581	11,850	27.5	48	13.3	3,108	1,409

Appendix 3 Additional risk management disclosures (continued)

Loans, REIL and impairments by sector and geography (continued)

31 December 2010	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	FY Impairment charge £m	FY Amounts written-off £m

Non-Core
Central and local government	1,671	-	-	-	-	-	-	-
Finance - banks	1,003	1	1	0.1	100	0.1	(8)	11
- other	7,651	562	193	7.3	34	2.5	7	88
Residential mortgages	6,142	277	184	4.5	66	3.0	436	426
Personal lending	3,891	413	349	10.6	85	9.0	213	306
Property	47,651	16,297	5,918	34.2	36	12.4	3,943	911
Construction	3,352	1,854	653	55.3	35	19.5	341	108
Manufacturing	6,520	644	237	9.9	37	3.6	(211)	1,423
Service industries and business activities
- retail, wholesale and repairs	3,191	546	313	17.1	57	9.8	135	58
- transport and storage	8,195	136	78	1.7	57	1.0	47	4
- health, education and recreation	1,865	548	185	29.4	34	9.9	14	135
- hotels and restaurants	1,492	528	268	35.4	51	18.0	156	57
- utilities	2,110	69	20	3.3	29	0.9	13	7
- other	5,530	855	473	15.5	55	8.6	241	212
Agriculture, forestry and fishing	135	58	29	43.0	50	21.5	7	1
Finance leases and instalment credit	8,529	603	414	7.1	69	4.9	189	71
Interest accruals	278	-	-	-	-	-	-	-
Latent	-	-	1,001	-	-	-	(116)	-

	109,206	23,391	10,316	21.4	44	9.4	5,407	3,818

of which:
UK
- residential mortgages	1,665	52	7	3.1	13	0.4	5	1
- personal lending	585	195	177	33.3	91	30.3	13	11
- property	30,492	5,532	1,719	18.1	31	5.6	1,152	354
- other	30,188	2,995	1,837	9.9	61	6.1	508	386
Europe
- residential mortgages	621	45	21	7.2	47	3.4	37	-
- personal lending	600	198	152	33.0	77	25.3	23	5
- property	12,636	9,903	3,959	78.4	40	31.3	2,587	209
- other	14,388	2,385	1,111	16.6	47	7.7	295	1,338
US
- residential mortgages	3,653	180	156	4.9	87	4.3	390	424
- personal lending	2,704	20	20	0.7	100	0.7	79	161
- property	3,318	621	159	18.7	26	4.8	237	166
- other	3,670	482	484	13.1	100	13.2	(111)	353
RoW
- residential mortgages	203	-	-	-	-	-	4	1
- personal lending	2	-	-	-	-	-	98	129
- property	1,205	241	81	20.0	34	6.7	(33)	182
- other	3,276	542	433	16.5	80	13.2	123	98

	109,206	23,391	10,316	21.4	44	9.4	5,407	3,818

Appendix 3 Additional risk management disclosures (continued)

ABS by geography and measurement classification

						FVTPL (1)
	US	UK	Other Europe	RoW	Total	HFT (2)	DFV (3)	AFS (4)	LAR (5)
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure
MBS: covered bond	133	203	8,256	-	8,592	-	-	8,592	-
RMBS: Government sponsored or similar	27,549	-	5,884	2	33,435	15,031	-	18,404	-
RMBS: prime	1,201	3,487	1,541	484	6,713	1,090	567	4,977	79
RMBS: non-conforming	1,220	2,197	74	-	3,491	717	-	1,402	1,372
RMBS: sub-prime	1,847	427	94	2	2,370	2,183	-	22	165
CMBS	1,623	1,562	883	1	4,069	2,001	-	862	1,206
CDOs	7,889	72	469	-	8,430	4,455	-	3,885	90
CLOs	5,019	156	1,055	-	6,230	1,294	-	4,734	202
ABS covered bond	21	71	948	4	1,044	-	-	1,044	-
Other ABS	2,085	1,844	1,746	992	6,667	1,965	17	2,389	2,296

	48,587	10,019	20,950	1,485	81,041	28,736	584	46,311	5,410

Carrying value
MBS: covered bond	136	209	7,175	-	7,520	-	-	7,520	-
RMBS: Government sponsored or similar	28,022	-	5,549	2	33,573	15,132	-	18,441	-
RMBS: prime	1,035	3,038	1,206	466	5,745	872	558	4,243	72
RMBS: non-conforming	708	1,897	74	-	2,679	327	-	980	1,372
RMBS: sub-prime	686	144	72	2	904	737	-	9	158
CMBS	1,502	1,253	635	1	3,391	1,513	-	716	1,162
CDOs	1,632	31	294	-	1,957	315	-	1,555	87
CLOs	4,524	98	719	-	5,341	882	-	4,280	179
ABS covered bond	19	70	953	4	1,046	-	-	1,046	-
Other ABS	1,715	947	1,525	966	5,153	1,038	-	1,945	2,170

	39,979	7,687	18,202	1,441	67,309	20,816	558	40,735	5,200

Net exposure
MBS: covered bond	136	209	7,175	-	7,520	-	-	7,520	-
RMBS: Government sponsored or similar	28,022	-	5,549	2	33,573	15,132	-	18,441	-
RMBS: prime	825	3,456	1,005	458	5,744	447	557	4,668	72
RMBS: non-conforming	677	2,225	74	-	2,976	284	-	1,320	1,372
RMBS: sub-prime	385	138	67	2	592	434	-	-	158
CMBS	860	1,253	543	1	2,657	777	-	718	1,162
CDOs	1,030	31	294	-	1,355	304	-	964	87
CLOs	1,367	98	712	-	2,177	827	-	1,171	179
ABS covered bond	19	70	952	4	1,045	-	-	1,045	-
Other ABS	1,456	843	1,527	804	4,630	617	-	1,941	2,071

	34,777	8,323	17,898	1,271	62,269	18,822	557	37,788	5,101

For notes relating to this table refer to page 14.

Appendix 3 Additional risk management disclosures (continued)

ABS by geography and measurement classification (continued)

						FVTPL (1)
	US	UK	Other Europe	RoW	Total	HFT (2)	DFV (3)	AFS (4)	LAR (5)
30 September 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure
MBS: covered bond	136	206	8,468	-	8,810	-	-	8,810	-
RMBS: Government sponsored or similar	29,011	15	6,141	1	35,168	17,622	-	17,546	-
RMBS: prime	1,464	3,267	1,848	493	7,072	1,152	74	5,743	103
RMBS: non-conforming	1,197	2,198	75	-	3,470	678	-	1,416	1,376
RMBS: sub-prime	2,015	437	106	4	2,562	2,355	-	24	183
CMBS	1,937	1,748	881	30	4,596	2,295	-	949	1,352
CDOs	9,427	49	487	-	9,963	5,882	-	3,989	92
CLOs	5,314	119	772	-	6,205	1,050	-	4,893	262
ABS covered bond	-	-	1,466	-	1,466	-	-	1,466	-
Other ABS	2,074	1,688	948	1,150	5,860	1,907	-	1,612	2,341

	52,575	9,727	21,192	1,678	85,172	32,941	74	46,448	5,709

Carrying value
MBS: covered bond	139	214	7,504	-	7,857	-	-	7,857	-
RMBS: Government sponsored or similar	29,759	15	5,790	1	35,565	17,948	-	17,617	-
RMBS: prime	1,207	2,755	1,493	478	5,933	947	1	4,891	94
RMBS: non-conforming	773	1,914	75	-	2,762	366	-	1,020	1,376
RMBS: sub-prime	928	159	83	4	1,174	988	-	11	175
CMBS	1,811	1,373	621	30	3,835	1,759	-	838	1,238
CDOs	1,913	16	298	-	2,227	476	-	1,662	89
CLOs	4,787	78	500	-	5,365	647	-	4,479	239
ABS covered bond	-	-	1,425	-	1,425	-	-	1,425	-
Other ABS	1,743	824	838	1,114	4,519	992	-	1,291	2,236

	43,060	7,348	18,627	1,627	70,662	24,123	1	41,091	5,447

Net exposure
MBS: covered bond	139	214	7,504	-	7,857	-	-	7,857	-
RMBS: Government sponsored or similar	29,759	15	5,790	1	35,565	17,948	-	17,617	-
RMBS: prime	1,102	2,740	1,292	454	5,588	610	1	4,883	94
RMBS: non-conforming	739	1,903	75	-	2,717	322	-	1,019	1,376
RMBS: sub-prime	506	159	78	4	747	569	-	3	175
CMBS	950	1,373	510	30	2,863	802	-	837	1,224
CDOs	369	16	298	-	683	225	-	369	89
CLOs	1,159	78	493	-	1,730	580	-	911	239
ABS covered bond	-	-	1,425	-	1,425	-	-	1,425	-
Other ABS	1,449	717	840	959	3,965	548	-	1,292	2,125

	36,172	7,215	18,305	1,448	63,140	21,604	1	36,213	5,322

For notes relating to this table refer to page 14.

Appendix 3 Additional risk management disclosures (continued)

ABS by geography and measurement classification (continued)

						FVTPL (1)
	US	UK	Other Europe	RoW	Total	HFT (2)	DFV (3)	AFS (4)	LAR (5)
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m	£m
Gross exposure
MBS: covered bond	138	208	8,525	-	8,871	-	-	8,871	-
RMBS: Government sponsored or similar	24,207	16	6,422	-	30,645	13,840	-	16,805	-
RMBS: prime	1,784	3,385	1,118	192	6,479	1,605	1	4,749	124
RMBS: non-conforming	1,249	2,107	92	-	3,448	708	-	1,313	1,427
RMBS: sub-prime	792	365	139	221	1,517	819	-	496	202
CMBS	3,086	1,451	912	45	5,494	2,646	120	1,409	1,319
CDOs	12,156	128	453	-	12,737	7,951	-	4,687	99
CLOs	6,038	134	879	9	7,060	1,062	-	5,572	426
ABS covered bond	-	-	1,908	-	1,908	-	-	1,908	-
Other ABS	3,104	1,144	963	1,705	6,916	1,533	-	2,615	2,768

	52,554	8,938	21,411	2,172	85,075	30,164	121	48,425	6,365

Carrying value
MBS: covered bond	142	208	7,522	-	7,872	-	-	7,872	-
RMBS: Government sponsored or similar	24,390	16	5,958	-	30,364	13,765	-	16,599	-
RMBS: prime	1,624	3,000	931	192	5,747	1,384	1	4,249	113
RMBS: non-conforming	1,084	1,959	92	-	3,135	605	-	1,102	1,428
RMBS: sub-prime	638	255	120	205	1,218	681	-	344	193
CMBS	2,936	1,338	638	38	4,950	2,262	118	1,281	1,289
CDOs	3,135	69	254	-	3,458	1,341	-	2,021	96
CLOs	5,334	102	635	3	6,074	691	-	4,958	425
ABS covered bond	-	-	1,861	-	1,861	-	-	1,861	-
Other ABS	2,780	945	754	1,667	6,146	1,259	-	2,228	2,659

	42,063	7,892	18,765	2,105	70,825	21,988	119	42,515	6,203

Net exposure
MBS: covered bond	142	208	7,522	-	7,872	-	-	7,872	-
RMBS: Government sponsored or similar	24,390	16	5,958	-	30,364	13,765	-	16,599	-
RMBS: prime	1,523	2,948	596	192	5,259	897	1	4,248	113
RMBS: non-conforming	1,081	1,959	92	-	3,132	602	-	1,102	1,428
RMBS: sub-prime	289	253	112	176	830	305	-	332	193
CMBS	1,823	1,336	458	38	3,655	1,188	10	1,230	1,227
CDOs	1,085	39	245	-	1,369	743	-	530	96
CLOs	1,387	102	629	1	2,119	673	-	1,021	425
ABS covered bond	-	-	1,861	-	1,861	-	-	1,861	-
Other ABS	2,293	748	748	1,659	5,448	690	-	2,220	2,538

	34,013	7,609	18,221	2,066	61,909	18,863	11	37,015	6,020

Notes:

(1)	Fair value through profit or loss.
(2)	Held-for-trading.
(3)	Designated as at fair value through profit or loss.
(4)	Available-for-sale.
(5)	Loans and receivables.

Appendix 4

Asset Protection Scheme

Appendix 4 Asset Protection Scheme

Covered assets: roll forward to 31 December 2011
The Group has paid Asset Protection Scheme (APS) premiums totalling £2,225 million (£125 million in 2011, £700 million in 2010 and £1,400 million in 2009).  From 31 December 2011, premiums of £125 million are payable quarterly until the earlier of 2099 and the date the Group leaves the Scheme.

The table below shows the movement in covered assets.

Covered amount
£bn

Covered assets at 31 December 2010	194.7
Disposals	(4.1)
Maturities, amortisation and early repayments	(33.2)
Effect of foreign currency movements and other adjustments	(1.6)

Covered assets at 30 September 2011	155.8
Disposals	(1.2)
Maturities, amortisation and early repayments	(9.2)
Withdrawals	(12.4)
Effect of foreign currency movements and other adjustments	(1.2)

Covered assets at 31 December 2011	131.8

Key points

•	The reduction in covered assets was due to run-off of the portfolio, disposals, early repayments and maturing loans.

•	The Group continues to take advantage of market conditions and execute sales from a number of its portfolios.

•	During the last quarter of 2011, the Group withdrew £12.4 billion of covered assets with a lower than average risk profile from the APS.

Credit impairments and write-downs
The table below analyses the credit impairment provision (adjusted for write-downs) and adjustments to par value (including available-for-sale reserves) relating to covered assets.

	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m

Loans and advances	20,586	20,407	18,033
Debt securities	10,703	11,079	11,747
Derivatives	3,056	3,023	2,043

	34,345	34,509	31,823

Core	7,626	8,061	6,646
Non-Core	26,719	26,448	25,177

	34,345	34,509	31,823

Key points

•	The increase in Non-Core impairments of £1.5 billion accounted for the majority of the increase in credit impairments and write-downs in 2011.
•	The increase in Core is largely accounted for by impairments offset by asset withdrawals.

Appendix 4 Asset Protection Scheme (continued)

First loss utilisation
The table below shows the first loss utilisation under the original and modified rules.

	Original Scheme rules		Modified Scheme rules
	Gross loss amount	Cash recoveries to date	Net triggered loss	Net triggered total
31 December 2011	£m	£m	£m	£m

Core	8,451	(2,240)	1,567	7,778
Non-Core	17,486	(2,992)	8,158	22,652

	25,937	(5,232)	9,725	30,430

Loss credits				1,802

				32,232

30 September 2011

Core	8,152	(1,625)	2,004	8,531
Non-Core	14,974	(2,477)	7,949	20,446

	23,126	(4,102)	9,953	28,977

Loss credits				1,792

				30,769

31 December 2010

Core	6,865	(1,042)	1,559	7,382
Non-Core	13,946	(1,876)	6,923	18,993

	20,811	(2,918)	8,482	26,375

Loss credits				1,241

				27,616

Key points

•	The cumulative first loss is £32.2 billion. However, the Group does not expect to claim under the APS, which has a first loss of £60 billion.

•	The Group received loss credits of £0.6 billion in 2011 in relation to disposals. Cumulative loss credits at 31 December 2011 were £1.8 billion.

•	The Group continues to expect an average recovery rate of approximately 40% across all portfolios.

Appendix 4 Asset Protection Scheme (continued)

Risk-weighted assets
The table below analyses risk-weighted assets (RWAs) covered by the APS.

	31 December 2011	30 September 2011	31 December 2010
	£bn	£bn	£bn

Core	40.2	43.9	54.7
Non-Core	28.9	44.7	50.9

APS RWAs	69.1	88.6	105.6

Key points

2011 compared with 2010

•	The decrease of £36.5 billion in RWAs covered by the APS, reflects pool movements, assets moving into default and changes in risk parameters.

Q4 2011 compared with Q3 2011

•	RWA decreases in the quarter were as a result of pool movements, asset withdrawals, assets moving into default and changes in risk parameters.

Appendix 5

Divisional reorganisation

Divisional reorganisation

Organisational change
In January 2012, the Group announced changes to its wholesale banking operations in light of a changed market and regulatory environment.  The changes will see the reorganisation of the Group's wholesale businesses into 'Markets' and 'International Banking' and the exit and downsizing of selected activities.  The changes will ensure the wholesale businesses continue to deliver against the Group's strategy.

The changes will include an exit from cash equities, corporate brokering, equity capital markets and mergers and acquisitions businesses.  Significant reductions in balance sheet, funding requirements and cost base in the remaining wholesale businesses will be implemented.

Existing GBM and GTS divisions will be reorganised as follows:

•    The 'Markets' business will maintain its focus on fixed income, with strong positions in debt capital raising, securitisation, risk management, foreign exchange and rates. It will serve the corporate and institutional clients of all Group businesses

•     GBM's corporate banking business will combine with the international businesses of our GTS arm into a new 'International Banking' unit and provide clients with a 'one-stop shop' access to the Group's debt financing, risk management and payments services. This international corporate business will be self-funded through its stable corporate deposit base.

•    The domestic small and mid-size corporates currently served within GTS will be managed within RBS's domestic corporate banking businesses in the UK, Ireland (Ulster Bank) and the US (US Retail and Commercial).

Our wholesale business will be retaining its international footprint to ensure that it can serve our customers' needs globally. We believe, that despite current challenges to the sector, wholesale banking services can play a central role in supporting cross border trade and capital flows, financing requirements and risk management and we remain committed to this business.

Going forward the Group will comprise the following segments:

•	Retail and Commercial
	-	UK Retail
	-	UK Corporate
	-	Wealth
	-	US Retail and Commercial
	-	Ulster Bank
	-	International Banking
•	Markets
•	RBS Insurance
•	Group Centre
•	Core
•	Non-Core

Revised allocation of Group Treasury costs
The Group is also refining the way that Group Treasury costs are allocated. It is in the process of revising prior period information to reflect these changes and further details will be published ahead of the Group's Q1 2012 Interim Management Statement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 February 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary